Exhibit 99.1

            NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES STRATEGIC
TECHNOLOGY AND SERVICE AGREEMENT & MARKETING
ALLIANCE WITH SCHLUMBERGER

Calgary, Alberta, Canada – July 16, 2014

Precision Drilling Corporation (“Precision”) announced today that to further its High Performance, High Value strategy it had entered into a strategic technology and service agreement and marketing alliance with Schlumberger, the world's leading provider of oilfield services.  The agreement aims to increase the industrialization of unconventional drilling in North America through an engineered approach that utilizes Precision’s Tier 1 drilling rigs and allows Precision access to Schlumberger’s bottomhole assembly and services.  The agreement applies to Canada and the Lower 48 states in the U.S. and includes contract drilling services, downhole drilling and measurement technology, engineering expertise and operational training.

Through this agreement, Precision will continue to expand its integrated directional drilling services utilizing Schlumberger’s downhole tools and related services supported by drilling engineering and modeling, component integration, industry leading subsurface knowledge and expertise, and high-quality measurements.

Alliance Customer Benefits

The agreement between Precision and Schlumberger will provide customers with benefits by leveraging core respective strengths of each organization to provide superior service to North American oil and gas customers.  Customers will benefit through access to a leading Tier 1 contract driller with the broadest geographic footprint of any driller in North America  combined with best-in-class technology portfolio that encompasses a proven understanding of downhole conditions and overall system performance. The relationship targets improved drilling performance, efficiency, consistency and reduced cost of operations.

Precision brings the following to the alliance:

  High Performance North American fleet of 320 drilling rigs including 204 highly efficient, highly mobile Tier 1 rigs;
  Approximately 90 percent of Precision’s North American activity involves horizontal or directional wells;
  Broad customer base with the leading market position in Canada and a significant presence in the U.S. in all the major unconventional basins;
  Highly skilled and experienced workforce supported by robust personnel recruiting, training and development systems;

  State of the art drilling industry Tech Centers in Houston, Texas and Nisku, Alberta that support training and development functions as well as core repair and maintenance support for drilling operations.  Broad regional repair and maintenance support provided by additional facilities in Canada including Calgary, Grand Prairie and Nisku; and in the U.S. including Alice, Cresson, Eunice, Grand Junction, Houston, Midland, Williamsport and Williston; and
  Excellent reputation for safety and field performance.

Schlumberger offers to Precision the following:

  Drilling Group technologies with leadership in  rotary steerable systems; drilling tools; measurement- and logging-while-drilling (MLWD); surface logging; drill bits; and drilling fluids technologies;
  Well planning and well engineering with reservoir expertise to deal effectively with the range of technical challenges in North America’s resource plays;
  Best-in-class equipment management and maintenance services;
  Training in drilling technologies and operational processes; and
  Excellent reputation for safety and field performance.

Quote from Precision’s CEO

Kevin Neveu, Precision’s President and Chief Executive Officer, commented on today’s announcement: “Today’s alliance between Precision and Schlumberger meaningfully advances our integrated directional drilling service offering and enables us to compete with the complete range of downhole tool technology creating a value proposition for customers that will be difficult to ignore.  The contract drilling leadership of Precision combined with the downhole technology expertise of Schlumberger, will streamline the drilling process, reduce costs and improve results.”

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this release, including statements that contain words such as "aims to", "will", "enables", "advances" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  the increased industrialization of unconventional drilling in North America;
  the continued expansion of our integrated directional drilling services; and
  our expectations regarding benefits to customers and improved drilling performance.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things demand in Canada and the U.S. for directional drilling and Tier 1 drilling services and the ability of this alliance to deliver an integrated service offering.

Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to volatility in the price and demand for oil and natural gas and fluctuations in demand for our services, the existence of competitive operating risks inherent in our businesses, and other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Consequently, all of the forward-looking information and statements made in this release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Precision will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Precision or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, Precision assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:
Carey Ford, Vice President, Finance and Investor Relations
403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com